Prospectus Supplement
John Hancock CQS Multi Asset Credit Fund (the fund)
Supplement dated September 22, 2025 to the current Prospectus, as may be supplemented (the Prospectus)
Effective immediately, the disclosure under the sub-section titled “Co-Investment” of the “PROSPECTUS SUMMARY” section of the Prospectus is amended and restated as follows:
The fund relies on an exemptive order from the SEC that permits it to, among other things, coinvest with other funds managed by the Advisor or its affiliates, subject to certain terms and conditions.
Effective October 1, 2025 (the Effective Date), the disclosure under the sub-section titled “Potential Consequences of Periodic Repurchase Offers” of
the “RISK FACTORS” section of the Prospectus is amended and restated as follows:
The fund is a closed-end investment company structured as an “interval fund” and is designed for long-term investors. There is no secondary market for the Shares and the fund expects that no secondary market will develop. In order to provide liquidity to Shareholders, the fund, subject to applicable law, conducts regular repurchase offers of its outstanding Shares at NAV per share. Repurchases generally will be funded from available cash or sales of portfolio securities. However, if at any time cash and other liquid assets held by the fund are not sufficient to meet the fund’s repurchase obligations, the fund may, if necessary, sell investments. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the fund’s NAV per share. The fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet such repurchase obligations. The fund does not currently intend to borrow to finance repurchases, although it may invest in dollar rolls. Moreover, a reduction in the size of the fund through repurchases may result in untimely sales of portfolio securities, may increase the fund’s portfolio turnover, and may limit the ability of the fund to participate in new investment opportunities or to achieve its investment objective. If a repurchase offer is oversubscribed, the fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the fund during a particular repurchase offer. Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares are not subject to proration. A Shareholder may be subject to market and other risks, and the
NAV per share of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline (as defined herein) and the date on which the NAV per share for tendered Shares is determined. In addition, to the extent the fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for
Shareholders that do not participate in the repurchase offer.
In addition, as of the Effective Date, the disclosure under the sub-section titled “Oversubscribed Repurchase Offers” of the “PERIODIC REPURCHASE
OFFERS” section of the Prospectus is amended and restated as follows:
There is no minimum number of Shares that must be tendered before the fund will honor repurchase requests. However, the fund’s Trustees set for each repurchase offer a maximum percentage of Shares that may be repurchased by the fund. In the event a repurchase offer by the fund is oversubscribed, the fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding
Shares of the fund. If the fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the fund is entitled to repurchase, the fund will repurchase the Shares tendered on a pro rata basis. Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares are not subject to proration. The fund does not currently expect to offer to repurchase additional Shares in the event a repurchase offer is oversubscribed.
If any Shares that you wish to tender to the fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other Shareholders’ requests. Thus, there is a risk that the fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer.
In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.
There is no assurance that you will be able to tender your Shares when or in the amount that you desire.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.
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